Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

WRITER’S DIRECT DIAL NUMBER: (415) 315-6366

January 19, 2018

VIA EDGAR

Ms. Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 135 to the Registration Statement on Form N-1A
	Filing Date:	November 28, 2017

Dear Ms. White:

This letter is provided in response to oral comments provided by you on January 11, 2018 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of Sterling Capital Funds (the “Trust” or the “Registrant” and each series of the Trust, a “Fund”) filed on November 28, 2017. The comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the Trust’s responses are set forth below. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Trust’s Registration Statement to be filed on or prior to the effective date of the Registration Statement.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A and Class C Shares Prospectus, the Sterling Capital Funds Institutional, Class R and Class R6 Shares Prospectus and the Sterling Capital Funds Statement of Additional Information.

Prospectuses

Comment 1:	Please provide to the Staff completed fee tables and expense examples for each Fund prior to the effective date of the post-effective amendment.

Response:	The requested supplemental information will be provided to Ms. White, the Registrant’s Staff reviewer, via electronic mail, prior to the effective date of the post-effective amendment.

Comment 2:	For each Fund that has an 80% test under Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) and that intends to use derivatives for purposes of meeting the 80% test, please disclose that the Fund will use the mark-to-market

Ms. Alison White	January 19, 2018

value of derivatives for purposes of meeting the 80% test.

Response:	In the section “Investment Practices” of the Prospectuses under the heading “Name Policies,” the Registrant will add the following disclosure: “The Funds do not currently include the value of a Fund’s investments in derivatives for purposes of calculating compliance with the Funds’ name policies.”

Comment 3:	Sterling Capital Mid Value Fund includes an Acquired Fund Fees and Expenses (“AFFE”) line item. However, it is unclear from the Fund’s principal strategy and risks why it incurs such expenses. Please consider whether any additional disclosure is necessary in the principal strategy or risks section of the Fund’s prospectus.

Response:	The Registrant notes that the AFFE line item included for Sterling Capital Mid Value Fund arose from investments in money market funds. The Fund’s investment in money market funds was a small proportion of the Fund’s overall portfolio. Accordingly, the Registrant believes that the Fund’s current principal strategy and risk disclosure is appropriate.

Comment 4:	Certain Funds have a “Fixed Income Market Risk” and “Interest Rate Risk.” In light of IM Guidance Update No. 2014-01 “Risk Management in Changing Fixed Income Market Conditions” (January 2014) and IM Guidance Update No. 2016-02 “Fund Disclosure Reflecting Risks Related to Current Market Conditions” (March 2016), please review and consider expanding the applicable Funds’ risk disclosure.

Response:

The Registrant will modify the disclosure to the “Interest Rate Risk” in the “Additional Investment Strategies and Risks” section and the “Principal Risks” sub-section as follows:

“~~This is especially true under current economic conditions because interest rates are at very low levels relative to historic norms.~~ Currently, interest rates are at very low levels relative to historic norms. Low interest rates, in combination with recent economic recovery, the Federal Reserve Board’s conclusion of its quantitative easing program and increases in interest rates in 2015, 2016 and 2017 for the first time since 2006, could potentially increase the probability of an upward interest rate environment in the near future.”

Comment 5:	In the “Shareholder Information” section, under the heading “Methods of Redemption by the Funds,” please disclose whether redemptions in kind will be pro-rata slices of a Fund’s portfolio, individual securities or a representative basket of securities, consistent with the Adopting Release for Investment Company Liquidity Risk Management Programs (Inv. Co. Rel. No. 32315 (Oct. 13, 2016)).

Response:

The Registrant will add the following disclosure under the heading “Methods of Redemption by the Funds”:

“Redemptions in kind will generally result in either a pro rata distribution of each security or a distribution of securities that are

Ms. Alison White	January 19, 2018

representative of the Fund’s portfolio.”

Statement of Additional Information (“SAI”)

Comment 6:	In the “Additional Tax Information Concerning the Tax-Free Bond Funds” section of the SAI, the Registrant discloses as follows with respect to Sterling Capital Virginia Intermediate Tax-Free Fund: “Distributions from the Virginia Fund will not be subject to Virginia income tax if the Virginia Fund pays distributions to shareholders that it derived from interest on... debt obligations of Puerto Rico, Guam, or the Virgin Islands, which debt obligations are backed by the full faith and credit of the borrowing government.” Please consider whether any principal strategy or risk disclosure with respect to Puerto Rico should be added to the prospectus.

Response:	The Registrant notes that the Fund reserves the ability to invest in bonds issued by issuers outside of Virginia, the interest from which is exempt from federal income tax, alternative minimum tax, and Virginia personal income tax, but does not currently do so as a principal investment strategy. Accordingly, the Registrant believes that its existing disclosure is adequate.

Comment 7:	In the “Portfolio Manager Compensation” section of the SAI, the disclosure states that one of the ways in which investment professionals are compensated is incentive compensation. In accordance with Item 20(b) of Form N-1A, please disclose whether such compensation is based on pre- or after-tax performance and the period of time over which such performance is measured.

Response:	The Registrant will disclose that incentive compensation is based on pre-tax performance over pre-determined time periods (for example, a combination of 1 and 3 year returns).

If you have any further questions or comments please do not hesitate to call me at (415) 315-6366.

Sincerely,

/s/ Colleen B. Meyer

Colleen B. Meyer